1 Controls Drive, Shelton, CT 06484

November 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NanoViricides, Inc.

Application for Withdrawal of Registration Statement on Form S-1

Filed September 27, 2019

File No. 333-233998

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, NanoViricides, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that its Registration Statement on Form S-1 (File No. 333-233998), originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2019 (the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof.

The Company is requesting withdrawal of the Registration Statement since its placement agreement with Maxim Group LLC has expired and was not renewed. No securities have been or will be sold under the Registration Statement, which was not declared effective by the Commission.

We appreciate your assistance in this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Peter Campitiello of McCarter & English, LLP at (732) 867-9741.

Sincerely,

NanoViricides, Inc.

By:	/s/ Anil Diwan
Anil Diwan, President